FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of December, 2006

                          HEALTHCARE TECHNOLOGIES LTD.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                     32 Shaham Street, Petach Tikva, Israel,
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                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]


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                                Table of Contents

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Healthcare Technologies Ltd. press release, dated November 29, 2006          4


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                             Form 6-K Signature Page

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    HEALTHCARE TECHNOLOGIES LTD.
                                                    (Registrant)


                                                    By: /s/ Eran Rotem
                                                    ------------------
                                                    Eran Rotem
                                                    Chief Financial Officer


Dated: December 4, 2006


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FOR:         HEALTHCARE TECHNOLOGIES LTD.

CONTACT:     Eran Rotem CFO
             972-3-9277232/3

PRNEWSWIRE   Mrs. Rakefet Sudri PR Newswire Israel
CONTACT:     info@prnewswire.co.il
             Tel: 0772005042


    HEALTHCARE TECHNOLOGIES REPORTS 2006 NINE MONTHS & THIRD QUARTER RESULTS

                                   ----------

Petach_Tikva, ISRAEL, November 29, 2006 - Healthcare Technologies, Ltd. (NASDAQ:
HCTL), today announced unaudited results for nine months and the third quarter ended September 30, 2006.

Revenues for the first nine months of 2006 were $10.1 million, compared to $9.1 million for the first nine months of 2005. The gross profit for the first nine months was $3.6 million versus $3.2 million for the same period in 2005. The net profit for the period was $557 thousand, or $0.07 per share, versus a net profit of $254 thousand, or $0.03 per share for the same period last year.

Revenues for the third quarter of 2006 were $3.1 million, as compared to $3.2 million for the corresponding quarter last year. The third quarter gross profit was $1.0 million, as compared to $1.0 million in the third quarter of 2005. The net profit for the quarter was $34 thousand or $0 per share, compared to $52 thousand, or $0.01 per share for the third quarter of last year.

     Shareholders' equity on September 30, 2006 was $7.6 million, compared to $6.8 million on December 31, 2005. Current assets net of current liabilities at the end of the period were $2.4 million, compared to $2.2 million on December 31, 2005.

                          ABOUT HEALTHCARE TECHNOLOGIES

Healthcare Technologies Ltd. through it subsidiaries and affiliate Gamidor Diagnostics (1984) Ltd. ,Danyel Biotech Ltd. and Savyon Diagnostics Ltd., specializes in development, manufacturing and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites worldwide.


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                          HEALTHCARE TECHNOLOGIES, LTD.
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
      (U.S. DOLLARS IN THOUSANDS, EXCEPT PROFIT LOSS PER SHARE INFORMATION)

                                              Three Months Ended          Nine Months Ended        Year Ended
                                            09/30/06      09/30/05      09/30/06      09/30/05      12/31/05
                                            --------      --------      --------      --------      --------
Sales                                        $ 3,066       $ 3,227       $10,116       $ 9,118       $12,053

Gross profit                                 $ 1,025       $ 1,040       $ 3,591       $ 3,154       $ 4,369

Net profit (Loss)                            $    34       $    52       $   557       $   254       $   276

Profit (Loss) per share                      $  0.00       $  0.01       $  0.07       $  0.03       $  0.04

Weighted average number of Shares and share
equivalents Outstanding (in Thousands)         7,703         7,703         7,703         7,703         7,703

                          CONSOLIDATED BALANCE SHEET ,
                              (U.S $ IN THOUSANDS)

                               09/30/06     09/30/05     12/31/05
                               --------     --------     --------

Cash and cash equivalents       $  467       $  558       $  699

Total current assets            $7,055       $6,414       $6,848

Total current liabilities       $4,680       $4,163       $4,500

Shareholder's equity            $7,621       $6,528       $6,816

Safe Harbor: This press release contains certain forward looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward looking statement made by or on behalf of Healthcare Technologies Ltd. Readers are referred to the documents filed by the company with the Securities Exchange Commission, specifically the most recent report on Form 20F that identifies important risks which could cause actual results to differ from those contained in the forward looking statements.


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